Mail Stop 6010


      March 13, 2006


Via U.S. Mail and Facsimile to (805) 964-2712

Loren McFarland
Chief Financial Officer
Mentor Corporation
201 Mentor Drive
Santa Barbara, CA 93111

	Re:	Mentor Corporation
		Form 10-K/A for the Fiscal Year Ended March 31, 2005
		Filed July 29, 2005
      File No. 001-31744

Dear Mr. McFarland:

      We have reviewed your response letter dated February 17,
2006
and subsequent filings and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31,
2005

Consolidated Financial Statements, page 63

Note A - Summary of Significant Accounting Policies, page 70

Revenue Recognition, page 72


1. Please refer to your response to prior comment 2. License Agreements - Please tell us why you amortize the patent license revenue over the product`s life expectancy and the cost over the life of the patent. Tell us whether the product`s life expectancy is shorter or longer than the patent`s life.

2. Please refer to your response to prior comment 2. Enhanced Advantage Breast Implant Warranty Program - Please discuss whether you sell the extended warranty with other products and services. Address how you consider EITF 00-21. Additionally, so we may better understand the method you use to recognize revenue and costs under this program, please discuss your consideration of paragraphs 3 and 4 of FTB 90-1. For example, in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the warranty contract are incurred on other than a straight-line basis revenue should be recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. Also address why you accrue for costs at the time of the sale of the warranty program and how your accounting considered paragraph 4 of FTB 90-1 which requires that you expense the costs as incurred. Please also tell us and disclose in future filings if applicable your consideration of paragraph 5 of FTB
90-1.

Note L. Long-Term Debt, page 4

3. Please refer to your response to prior comment 5. Please respond to the following comments:

* In future filings please also disclose the terms of your registration rights agreements and the additional interest that accrues in the event of Registration Default. Tell us how you analyzed the registration rights in determining the appropriate accounting for the debt.
* In future filings please disclose that you may be required to issue shares under a make-whole provision similar to your response. Please tell us how you evaluated this term of the warrant agreement in concluding that there is no make-whole provision.
* Please tell us why you did not analyze the convertible note hedge under SFAS 150 since it appears to be a freestanding written put option. Please also discuss why you did not analyze the convertible note hedge with the warrants under SFAS 150. Please refer to paragraph A15.

Note P - Contingencies, page 86

4. Please refer to your response to prior comment 6. Warranty Reserves - Please disclose in future filings where you classify the expenses and any adjustment to these expenses for your (a) standard limited warranty, (b) enhanced limited warranty, and (c) product liability. If you classify these costs in other than cost of sales, please also disclose why.
5. Please refer to your response to prior comment 6. On page 10 of your response you state that you make adjustments to future unit accrual rates when you obtain revised data regarding claim rates and lag factors but you do not adjust estimates related to pre-existing warranties. Please tell us why you do not believe that your estimates for pre-existing warranties should be adjusted.

6. Please refer to your response to prior comment 6. The disclosure added to your Form 10-Q is general and not specific about your product liability reserves. Please tell us and revise future filings to include all of the disclosures required y SAB Topic 5:Y and SFAS
5, or explain why you believe that the current disclosure meets these requirements.

7. Please refer to your response to prior comment 6. Since the standard warranty and the product liability expense represent a cost of the products you sell to your customers, it would appear that consistent with Statement 3 and paragraph 5A of ARB 43, these costs should be included in your cost of sales and in the determination of gross profit. Please revise in future filings or advise us.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 551-3554.


								Sincerely,



								Kate Tillan
								Assistant Chief Accountant


Loren McFarland
Mentor Corporation
December 6, 2005
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